UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012.

Commission File Number 001-33878

Gushan Environmental Energy Limited

(Translation of registrant’s name into English)

No. 37, Golden Pond Road, Golden Mountain Industrial District, Fuzhou City,

Fujian Province, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

Gushan Environmental Energy Limited

Form 6-K

Page
SIGNATURES	3
EX-99.1 PRESS RELEASE	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gushan Environmental Energy Limited
(Registrant)

Date: April 25, 2012	By	/s/ Frank Ngai Chi Chan

(Signature)
Frank Ngai Chi Chan Principal Financial Officer and Principal Accounting Officer

Exhibit 99.1

FOR IMMEDIATE RELEASE

Gushan Environmental Energy Limited Announces

Date of Fourth Quarter 2011 and 2011 Annual Results Release and

Conference Call with Investors

NEW YORK, April 25, 2012 – Gushan Environmental Energy Limited (“Gushan” or the “Company”; NYSE: GU) announces that it will submit its unaudited financial results for the fourth quarter and full year of 2011 on Form 6-K to the U.S. Securities and Exchange Commission on Friday, April 27, 2012, to be followed by a conference call on the same day at 8:30 a.m. Eastern Standard Time (or 8:30 p.m. Hong Kong Time) to discuss the Company’s financial results for the fourth quarter and full year ended December 31, 2011.

To join the conference call, please use the dial-in details below:

US Toll Free Number	1 718 354 1231
US Toll Number: (for international callers)	186 651 94004
Hong Kong Toll Number	852 2475 0994
Hong Kong Toll Free Number	800 930 346
China Toll Free Number – Mobile	400 620 8038
China Toll Free Number	800 819 0121
UK Toll Free Number (for international callers)	080 823 46646
Conference ID:	75343235

An audio webcast will also be available at http://www.chinagushan.com

A replay of the call will be available on the same day at 11:30 a.m. Eastern Standard Time (or 11:30 p.m. Hong Kong Time) until May 4, 2012. To listen to the replay, please use the dial in details below:

US Toll Free Number:	1 718 354 1232
US Toll Number: (for international callers)	186 6214 5335
Conference ID:	75343235

About Gushan Environmental Energy Limited

Gushan is a leader in the China biodiesel industry, in terms of annual production capacity, and one of the leading biodiesel producers in Asia, in terms of nominal capacity. Gushan produces biodiesel, a renewable, clean-burning and biodegradable fuel and a raw material used to produce chemical products, primarily from used cooking oil, and by-products from biodiesel production, including glycerine and plant asphalt. Gushan sells biodiesel directly to users, such as marine vessel operators and chemical factories, as well as to petroleum wholesalers and individual retail gas stations. The Company has seven production facilities, located in the Sichuan, Hebei, Fujian and Hunan provinces and in Beijing, Shanghai and Chongqing, with a combined annual production capacity of 490,000 tons. Gushan’s Sichuan production facility is currently in operation. Gushan also operates a copper products business in China which manufactures copper rods, copper wires, copper granules and copper plates primarily from recycled copper. Currently, the copper products business has two plants, with a daily production capacity of approximately 210 tons of recycled copper products.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “target,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this press release are forward-looking statements, including but not limited to, the Company’s expectations regarding the expansion of its production capacities, its future business development, and its beliefs regarding its production output. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the effect of any applicable government policy, law or regulation, of natural disasters, and of intensifying competition in the biodiesel and alternative energy industries, the availability of suitable raw materials to the Company, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including on Form 20-F. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For further information, please contact:

US

Elizabeth Cheek

Hill+Knowlton Strategies (New York)

Tel: (1) 212 885 0682

Email: Elizabeth.cheek@hkstrategies.com

Asia

Rico Ngai

Hill+Knowlton Strategies (Hong Kong)

Tel: (852) 2894 6204

Email: Rico.ngai@hkstrategies.com